Mail Stop 3561

October 8, 2009

R. Douglas Orr,
Executive Vice President and Chief Financial Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, Texas 76011

   Re: **First Cash Financial Services, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 16, 2009
      File No. 000-19133

Dear Mr. Orr:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director